                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C. 20549
                         -------------------------------
                                 SCHEDULE 13E-3

                                (Amendment No. 2)

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                              RAWSON-KOENIG, INC.

                             (Name of the Issuer)

                              RAWSON-KOENIG, INC.

                               THOMAS C. RAWSON
                               PAMELA Y. RAWSON
                     THE RAWSON FAMILY FUNDED PARTNERSHIP

                     (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE

                        (Title of Class of Securities)

                                    754498

                     (CUSIP Number of Class of Securities)

                   THOMAS C. RAWSON, CHIEF EXECUTIVE OFFICER
                              RAWSON-KOENIG, INC.
                              2301 CENTRAL PARKWAY
                              HOUSTON, TEXAS 77092
                                (713) 688-4414

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

                           GEORGE W. FAZAKERLY, ESQ.
                             GARY L. WOOLFOLK, ESQ.
                      VIAL, HAMILTON, KOCH & KNOX, L.L.P.
                          1717 MAIN STREET, SUITE 4400
                              DALLAS, TEXAS 75201
                                (214) 712-4400

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X] A tender offer.

d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
     [ ]



                      Exhibit Index is located on Page 7.

                                 INTRODUCTION

     This Second Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Rawson-Koenig, Inc., a Texas corporation (the "Company") and the Rawson Family (as defined), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, no par value (the "Common Stock") held by persons or entities that own Common Stock (the Public Shareholders") upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d) (1) and (d) (2) hereto respectively.




                               Page 2 of 7 Pages

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of Schedule 13E-4 is incorporated herein by reference and the information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" is incorporated herein.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" is incorporated herein by reference.

     (e)     Not applicable.

     (f)     Not applicable.

2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is filed by the issuer of the equity securities that are the subject of the Rule 13e-3 transaction and by the Rawson Family. The response to Item 1 (a) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in
             Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Company nor any member of the Rawson Family, nor to the best knowledge of the Company, any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The citizenship of the directors and executive officers of the Company including the Rawson Family members are set forth in
             Schedule I to the Offer to Purchase and are incorporated herein by reference. The Rawson Family Limited Partnership is a Texas limited partnership.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS AND NEGOTIATIONS.

     (a)     None

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "THE TENDER OFFER -- SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE", "THE TENDER OFFER -- SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES", "THE TENDER OFFER --SECTION 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES", "THE TENDER OFFER -- SECTION 4. WITHDRAWAL RIGHTS", "THE TENDER OFFER -- SECTION 9. DIVIDENDS AND DISTRIBUTIONS", "THE TENDER OFFER -- SECTION 11. CERTAIN CONDITIONS OF THE OFFER", "THE TENDER OFFER -- SECTION 12. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS" and "THE TENDER OFFER-- SECTION 14. MISCELLANEOUS" is incorporated herein by reference.

     (b) The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c) The response to Item 2 of the Schedule 13E-4 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS-- FEES AND EXPENSES" and "THE TENDER OFFER -- SECTION 13. FEES AND EXPENSES" is incorporated herein by reference.

                               Page 3 of 7 Pages

     (d)     Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" and "SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER" , and "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER", "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", "THE TENDER OFFER -- SECTION
             8. FINANCING THE OFFER" and in Schedule II is incorporated by reference herein.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- BENEFICIAL OWNERSHIP OF COMMON STOCK" and Schedule I is incorporated herein by reference.

     (b)     None

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECT OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER", "SPECIAL FACTORS -- INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER" and "SPECIAL FACTORS -- BENEFICIAL OWNERSHIP OF COMMON STOCK" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- RIGHTS OF SHAREHOLDERS IN THE EVENT OF MERGER" and in
             Schedule III is incorporated herein by reference.

     (b)     Not applicable.

     (c)     Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY" is incorporated herein by reference.


                               Page 4 of 7 Pages

             In addition, the Company's audited financial statements for the years ended December 31, 1996 and December 31, 1995 and the Company's unaudited financial statements for the periods ended
             June 30, 1997 and June 30, 1996 are attached to the Offer to Purchase as Schedules IV and V , respectively, and are incorporated herein by reference.

     (b) This information set forth in the Offer to Purchase and "THE TENDER OFFER -- SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY", is incorporated herein by reference.


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER ; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "SPECIAL FACTORS --RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND MERGER", "THE TENDER OFFER -- SECTION 8. FINANCING OF THE OFFER AND THE MERGER", and "THE TENDER OFFER -- SECTION 10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; Nasdaq QUOTATION AND EXCHANGE ACT REGISTRATION" is incorporated herein by reference.

     (b) The response to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Amended and Restated Letter Loan Agreement between the Company and Bank One, Texas, N.A. dated June 18, 1997.

     (b)(1)  Opinion of Rauscher Pierce Refsnes dated May  27, 1997.

     (b)(2)  Report of Rauscher Pierce Refsnes

     (b)(3) Summaries of Appraisal of Real Estate, Equipment and Machinery of the Company.

     (c)(1) Agreement between the Rawson Family and the Company dated as of June 2, 1997.

     (c)(2) Amendment and Restated Agreement between the Rawson Family and the Company dated as of June 2, 1997.

     (c)(3) Second Amended and Restated Agreement between the Rawson Family and the Company dated as of June 2, 1997.

     (d)(1)  Form of the Offer to Purchase dated August 28, 1997.

     (d)(2)  Form of the Letter of Transmittal.

     (d)(3)  Form of Notice of Guaranteed Delivery.

     (d)(4) Form of Letter from Wheat, First Securities, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(7)  Press Release issued by the Company on June 4, 1997.

     (e)     Summary of Shareholder Appraisal Rights and Articles 5.11, 5.12,
             5.13 and 5.16 of the Texas Business Corporation Act.

     (f)     Not applicable.

                               Page 5 of 7 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1997

     Rawson-Koenig, Inc.

     By:    /s/Thomas C. Rawson
         ----------------------------
     Name: Thomas C. Rawson
     Title: Chief Executive Officer

     /s/ Thomas C. Rawson
    ---------------------------------
    Thomas C. Rawson

     /s/ Pamela Y. Rawson
    ---------------------------------
    Pamela Y. Rawson

    Rawson Family Limited Partnership

    By: /s/ Catherine A. Rawson
       ------------------------------
       Catherine A. Rawson,
       Managing General Partner




                               Page 6 of 7 Pages

                                 EXHIBIT INDEX



EXHIBIT NO.
___________________________________________________________________________________________________________________________________

     (a)     Amended and Restated Letter Loan Agreement between the Company and
             Bank One, Texas, N.A.  dated June 18, 1997.(1)

     (b)(1)  Opinion of Rauscher Pierce Refsnes dated May  27, 1997.*

     (b)(2)  Report of Rauscher Pierce Refsnes*

     (b)(3) Summaries of Appraisal of Real Estate, Equipment and Machinery of the Company. (1)

     (c)(1) Agreement between the Rawson Family and the Company dated as of June 2, 1997. (1)

     (c)(2)  Amendment and Restated Agreement between the Rawson Family and the
             Company dated as of June 2, 1997. (1)

     (c)(3) Second Amended and Restated Agreement betweeen the Rawson Family and the Company dated as of June 2, 1997.

     (d)(1)  Form of the Offer to Purchase dated August 28, 1997.

     (d)(2)  Form of the Letter of Transmittal.

     (d)(3)  Form of Notice of Guaranteed Delivery.

     (d)(4)  Form of Letter from Wheat, First Securities, Inc. to Brokers,
             Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Nominees to Clients.

     (d)(6)  Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

     (d)(7)  Press Release issued by the Company on June 4, 1997. (1)

     (e)     Summary of Shareholder Appraisal Rights and Articles 5.11, 5.12,
             5.13 and 5.16 of the Texas Business Corporation Act.**

_________________
      *     Attached to Form of the Offer to Purchase dated August 28, 1997 as
            Schedule II.

     **     Attached to Form of the Offer to Purchase dated August 28, 1997 as
            Schedule III.

     (1)    Previously filed.

                               Page 7 of 7 Pages